

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2021

Andrew Spaventa
Chief Executive Officer and Chairperson of the Board
Singular Genomics Systems, Inc.
10931 N. Torrey Pines Road
Suite #100
La Jolla, CA 92037

   Re: Singular Genomics Systems, Inc.
       Form S-1
       Exhibit No. 10.12
       Filed May 7, 2021
       File No. 333-255912

Dear Mr. Spaventa:

   You have redacted information from the exhibit identified above asserting that the redacted information is not material. For us to assess your compliance with the form requirements, please supplementally provide us, within five business days, with an unredacted paper copy (marked to show where you have redacted information in your public filing) of the exhibit identified above.

   Please contact the staff member associated with the review of this filing to discuss how to submit the unredacted copy of your exhibit. Please do not respond by submitting correspondence on EDGAR or sending a response by email. Unless you tell us otherwise, we will assume that you want us to treat the requested supplemental materials, including unredacted documents and any related correspondence, as confidential while in our possession. We will destroy the supplemental materials at the end of our assessment unless doing so would be inconsistent with Rules 418 or 12b-4.

   We will notify you of any comments we may have or that we have concluded our assessment of your compliance with the form.

              Sincerely,

              Division of Corporation Finance